THE TARGET PORTFOLIO TRUST

Gateway Center Three, 4th floor

100 Mulberry Street

Newark, New Jersey 07102-4077

February 14, 2014

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Target Portfolio Trust

Post-Effective Amendment No. 42 to the Registration Statement
under the Securities Act of 1933 (No. 33-50476) and
Amendment No. 42 to the Registration Statement under
the Investment Company Act of 1940 (No. 811-07064)

Filed December 9, 2013__________________________

Mr. Larry Greene

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Greene:

We filed through EDGAR on December 9, 2013 on behalf of The Target Portfolio Trust (“Registrant”) Post-Effective Amendment No. 42 to its Registration Statement under the Securities Act of 1933 Act (the “1933 Act”) and Amendment No. 42 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(1) of the 1933 Act solely for the purpose of adding a new class of shares, to be known as Class A shares, to the Small Capitalization Value Portfolio (the “Portfolio”), which is a series of the Registrant.

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on January 27 and January 28, 2014, with respect to the Amendment. For your convenience, a summary of the Staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. The responses will be included in Post-Effective Amendment No. 44 to the Registrant’s registration statement.

Prospectus

1.	Comment

Consider recent guidance by the staff of the SEC regarding derivatives disclosure that was contained in a letter dated July 30, 2010 from the SEC to the Investment Company Institute.

Response

Registrant will consider such guidance and will make any additional revisions to the Fund’s disclosure that are necessary.

2.	Comment

Please confirm that the font / type size utilized in the Prospectus conforms with the minimum type size requirements.

Response

We have reviewed the Prospectus, and believe that all applicable requirements are satisfied.

3.	Comment

In the section entitled “Summary—Target Large Capitalization Growth Portfolio,” please include a line item in the table entitled “Annual Portfolio Operating Expenses,” relating to Acquired Fund fees, if applicable.

Response
Although the Fund may invest in other funds, the amount of expenses attributable to acquired funds does not exceed 0.01% (one basis point) of the Fund’s average net assets, and as a result, the amount of such investments does not require a separate line item under Instruction 3(f)(i) of Form N-1A.

4.	Comment

In the section entitled “Summary—Target Large Capitalization Growth Portfolio,” the Staff requested that the footnote appearing immediately underneath the “Example” table provide additional disclosure or explanation concerning who can terminate the contractual fee waiver and under what circumstances (see Instruction 3(e) to Item 3 of Form N-1A). In addition, if the waived amount is subject to recapture or recoupment, add appropriate explanatory disclosure.

Response

The footnote language will be modified to state that the fee waiver may not be terminated prior to the conclusion of the specified time period without the prior approval of the Fund’s board of trustees. The waived amount is not subject to recoupment or recapture: therefore no corresponding disclosure is necessary.

5.	Comment

In the section entitled “Summary—Target Large Capitalization Growth Portfolio,” the discussion of “Principal Investment Strategies” should identify the capitalization of the smallest company by market capitalization in the Russell 1000 Index, in addition to the largest company by market capitalization.

Response

The capitalization of the smallest company included in the Russell 1000 Index is not identified in the prospectus, because Russell Investments does not disclose this data publicly. The prospectus does identify the market capitalization of the largest company included in the Russell 1000 Index, as well as the median market capitalization.

6.	Comment

In the section entitled “Summary—Target Large Capitalization Growth Portfolio,” in the discussion of “Principal Investment Strategies,” please explain what is intended by using the word “like” in the sentence which reads: “Large companies are defined as companies with market capitalizations like those in the Russell 1000 Index.”

Response

The use of the word “like” in the sentence is meant to indicate that the definition of large-capitalization companies includes, but is not necessarily limited to, companies within the capitalization range of the Russell 1000 Index. The Russell 1000 Index capitalization data is provided for illustrative purposes.

7.	Comment

In the section entitled “Summary—Target Large Capitalization Growth Portfolio,” in the discussion entitled “Buying and Selling Portfolio Shares,” the disclosure does not comply with Item 6(a)-(b) of Form N-1A, because the disclosure includes information not related to the minimum initial and subsequent purchase amounts applicable to the purchase of Fund shares.

Response

The disclosure has been revised.

8.	Comment

In the section entitled “Summary—Target Large Capitalization Value Portfolio,” the “Example” table should disclose whether any waived fee or reimbursement is included or excluded in the 1 Year example figures.

Response

The fee waivers/expense reimbursements are reflected in the expense examples for the period of time they are in effect. For the Large Capitalization Value Portfolio, since the fee waiver is in effect through February 28, 2015, the fee waiver is reflected for the first year of every period of the example.

9.	Comment

In the section entitled “Summary—Target International Equity Portfolio,” in the discussion of “Principal Investment Strategies,” please explain how “…companies that are organized under the laws of a foreign country” qualify as “stocks of companies in a diverse array of foreign countries,” for purposes of this portfolio’s 80% investment policy.

Response

The Registrant believes that organization in a foreign jurisdiction is as valid a test of whether a particular company is “foreign” as the other tests that it uses, namely, companies that derive more than 50% of their revenues from activities in foreign countries, and companies that have at least 50% of their assets located abroad. In this regard, the Registrant notes that as of October 31, 2013, the end of its fiscal year, only 2.0% of the Portfolio’s assets were invested in securities identified as located in the United States.

10.	Comment

In the section entitled “Summary—Target Total Return Bond Portfolio,” in the discussion of “Principal Investment Strategies,” please explain who “we” is in the sentence which reads, in pertinent part: “…we normally invest at least 80% of investable assets in ‘investment grade’

debt obligations issued or guaranteed by the U.S. Government and its agencies, or issued by U.S. companies, foreign companies and foreign governments and their agencies and unrated obligations that we believe are comparable in quality.”

Response

“We” as used in this sentence is a reference to the portfolio’s subadviser. The disclosure has been revised to refer specifically to the subadviser.

11.	Comment

In the section entitled “Summary—Target Total Return Bond Portfolio,” in the discussion of “Principal Investment Strategies,” please explain whether the Portfolio’s ability to invest “…up to 25% of the Portfolio’s total assets in privately issued mortgage-related securities…” constitutes impermissible concentration.

Response

The Registrant respectfully submits that a policy to invest up to 25% of the Portfolio’s assets in privately-issued mortgage-related securities does not constitute impermissible concentration. Even if the Registrant considered privately-issued mortgage-related securities to be a single industry, which it does not, the staff has stated that it considers investment of more than 25% of the value of the registrant’s assets in any one industry to represent concentration.1

12.	Comment

In the section entitled “Summary—Target Total Return Bond Portfolio,” in the discussion of “Principal Investment Strategies,” the Portfolio’s ability to “…invest in mortgage-related securities rated below B” is unclear: please explain what is meant by a “mortgage-related security.” Also, please include disclosure noting that the FNMA and FHLMC are presently in conservatorship.

Response

The disclosure has been revised to include an explanation of mortgage-related securities. The disclosure has also been revised to disclose that the FNMA and FHLMC are presently in conservatorship.

13.	Comment

In the section entitled “Summary—Target Total Return Bond Portfolio,” in the discussion of “Principal Investment Strategies, please include disclosure explaining the significance of “duration,” in particular explaining that duration is not a simple measure or time or maturity.

Response

Disclosure explaining the concept of duration and explaining that it is a measure of volatility linked to interest-rate movements has been included. It should also be noted that the concept of duration is already explained in the section of the prospectus entitled “How the Portfolios Invest.”

14.	Comment

In the section entitled “Summary—Target Total Return Bond Portfolio,” in the discussion of “Principal Risks of Investing in the Portfolio,” the risk discussion pertaining to “Risk of Increase

1 See, e.g., Instruction 4 to Item 9(b) of Form N-1A, Guide 19 to Form N-1A, Investment Company Act Release No. 9011 (Oct. 30, 1975).

in Expenses” should include disclosure explaining that active and frequent trading can increase expenses.

Response

We have revised the disclosure accordingly. We would also like to point out that for those Portfolios with historically high portfolio turnover (100% or higher during the past several fiscal years), there is additional disclosure in the prospectus concerning the expense and potential tax consequences of active trading of portfolio securities.

15.	Comment

In the section entitled “How the Portfolios Invest,” in the discussion of “Other Investments and Strategies,” the discussion pertaining to “Investments in Affiliated Funds” says that “…the affiliated funds do not pay a management fee to the Manager:” please include disclosure explaining how the Manager is compensated for operating these funds.

In this same discussion, please include disclosure explaining that, by investing in the affiliated funds, shareholders bear duplicative expenses.

Response
The “Affiliated Funds” are a money market fund and a short-term bond fund, neither of which has registered its shares under the Securities Act, and which therefore, are not open for investment by retail investors. The “Affiliated Funds’ are operated by the investment manager, Prudential Investments LLC, and the investment manager does not receive a fee for its services. Instead, the investment manager receives reimbursement of its costs and expenses incurred in managing each fund. Because the investment manager does not receive a fee and only receives reimbursement for costs and expenses, fund shareholders do not truly bear duplicative expenses.

16.	Comment

In the section entitled “How the Portfolios Invest,” in the discussion of “Other Investments and Strategies,” the discussion pertaining to “Event-Linked Bonds” should include disclosure explaining the market and liquidity for these types of securities. In addition, if weather or climate-related events are trigger events, please include appropriate disclosure in conformity with Securities Act Release No. 33-9106 (December 16, 2009).

Response
We have reviewed and considered the guidance contained in the Release. After careful review and consideration, we do not believe that any changes to the disclosure are necessary, appropriate or relevant. The disclosure has been revised to include a discussion pertaining to the market and liquidity of event-linked bonds.

17.	Comment

In the section entitled “How the Portfolios Invest,” in the discussion of “Investment Risks,” the Staff believes that the bulleted tables of Risk/ Potential Reward for various types of investments are unclear and misleading in that potential reward factors are presented together with risk factors. The Staff requests that these tables be revised to remove the Potential Reward bullets/factors.

Response
The Registrant respectfully submits that no changes to the existing disclosure are necessary. The Registrant believes that the tables are a fair and balanced presentation of the risks arising from the Portfolios’ strategies and the potential rewards from the use of those strategies—the reasons the Portfolios would use those strategies in order to achieve their investment objectives. The potential rewards are clearly labeled as “potential” rewards and are expressed as conditional: e.g., bonds “may” provide a source or regular interest income; bonds have “generally” outperformed money market instruments; bonds with longer maturity dates “typically” have higher yields. The disclosure does not make any promises that the rewards would be achieved. The Registrant further notes that with respect to most of the strategies shown in the tables, the risks far outnumber the potential rewards. The Registrant respectfully submits that the tables “provid[e] a balanced disclosure of positive and negative factors” as contemplated by General Instruction C.1(b) to Form N-1A.

18.	Comment

In the section entitled “Distributor,” since the distributor of the Fund’s shares is an affiliate of the investment manager, include in the Statement of Additional Information appropriate disclosure relative to the conflicts of interest raised by the affiliate’s role as distributor.

Response
Although the distributor of the Fund’s shares is an affiliate of the investment manager, we are not aware of any specific conflicts of interest which would be responsive to this comment.

Statement of Additional Information(SAI)

1. Comment

Under “Investment Risks and Considerations – Total Return Swap Agreements,” explain and include disclosure with respect to the Fund’s obligation to segregate assets. Please also include disclosure indicating that, based on future SEC guidance and/or rulemaking, the coverage/ segregation requirements could change, thereby potentially resulting in a change in the operation of the Fund.

Response

In response to this comment, we have carefully reviewed the existing disclosure pertaining to total return swap agreements. The existing disclosure already includes detailed disclosure concerning the Fund’s obligation to segregate assets, and therefore, we do not believe that additional disclosure would be appropriate or helpful to investors. We have added disclosure explaining that segregation and other requirements are subject to potential change in the event of future changes in law or regulation, which could result in changes in the operation of the Fund.

2. Comment

Under “Investment Risks and Considerations – Securities Lending,” add disclosure which explains the risks of reinvesting the collateral received from borrowers.

Response

The collateral received from borrowers in connection with securities lending is invested in the Prudential Core Taxable Money Market Fund: the risks associated with investing in this fund would be similar to those of money market funds in general. Appropriate explanatory disclosure has been added to the SAI.

3. Comment

Under “Investment Risks and Considerations – Zero Coupon Securities, Pay-In-Kind Securities and Deferred Payment Securities” include explanatory disclosure relating to the Fund’s recognition of income in the form of original issue discount (OID) resulting from these investments. The disclosure should reflect and include the concepts set out in the sample disclosure provided by the Staff.

Response

The Registrant respectfully submits that no changes to the existing disclosure are necessary. After careful review of the sample language that was provided by the staff, we believe that the taxation and other characteristics and risks of these investments are comprehensively set out and explained in the existing disclosures.

4. Comment

Under “Investment Restrictions,” fundamental investment restriction number 2 (page 33 of the SAI) imposes a limit on the Fund’s exposure to short sales. If any of the funds covered by this fundamental restriction are materially engaged in short sales activity, the fee table for each such fund should include a line item specifically breaking out fund expenses associated with the short sales activity.

Response

None of the funds engages in short sales to a material extent, so no separate fee table line item disclosure is needed.

5. Comment

Under “Investment Restrictions,” fundamental investment restriction number 5 (page 33 of the SAI) provides that the fund may not “[p]urchase any security (other than obligations of the U.S. Government, its agencies and instrumentalities) if as a result 25% of more of the Portfolio’s total assets (determined at the time of investment) would be invested in one or more issuers having their principal place of business activities in the same industry.” Please explanatory disclosure explaining what is meant by the phrase “determined at the time of investment.”

Response

“[D]etermined at the time of investment” means that the reference point for determining if or when the 25% limitation has been reached is based on the valuation of the relevant assets/securities at the time of purchase/acquisition.

Tandy Representations

In connection with the Commission Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Registrant may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at 973-802-6469. Thank you for your assistance in this matter.

Very truly yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel

Prudential Investments LLC